SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-[illegible]

75008 PARIS

33 01 53 89 70 0[illegible]

TOQUE J006

FAX (33) 01 53 89 70 70

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05005578

January 28, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



RECD S.E.C.
JAN 3 1 2005
1086

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated January 3, 2005 announcing AGF's share capital as of December 31, 2004; (ii) a press release dated January 24, 2005 announcing AGF's sale of Parisian properties to Dexia; and (iii) a press release dated January 26, 2005 announcing AGF's sale of its stake in Tunisian insurance company Astée.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

PROCESSED
FEB 0 7 2005
FINANCIAL

Sami L. Toutounji

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France



Paris, 3 January 2005

PRESS RELEASE

Share capital of AGF as of 31 December 2004

As of 31 December 2004, the share capital of AGF stood at 866,609,375.31 euros, represented by **189,486,162** shares.
After subtracting 11,945,611 shares held in treasury at that date, the net share capital was composed of 177,540,551 shares.

AGF investor contacts :

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr
Jean-Yves Icole	33 (0) 1 44 86 44 19 jean-yves.icole@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

For more financial, strategic and institutional information on the AGF Group, visit our web site at http://www.agf.fr



Paris, 24 January 2005

PRESS RELEASE

AGF sells a block of Parisian properties totalling 28,500 m^2

AGF confirms that it has signed an agreement in principle to sell a block of properties located at 33 rue Lafayette in Paris to Dexia. The transaction involves 28,500 m^2 of usable space and 301 parking spaces.

AGF is pleased to enable a major French group set up its corporate headquarters at 33 rue Lafayette and through this transaction to realise a significant part of its 2005 programme of property sales.

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Jean-Yves Icole	33(0)1 44 86 44 19 jean-yves.icole@agf.fr	Anne-Sandrine Cimatti	33 (0)1 44 86 6745 cimatti@agf.fr



Paris, 26 January 2005

PRESS RELEASE

AGF has sold its stake in Tunisian insurance company Astrée

AGF has sold its 42.08% stake in the Tunisian insurance company Astrée on the Tunis stock exchange.

The sale of this unconsolidated entity was concluded at a price of 20.536 million Tunisian dinars (ca. €12.7m), resulted in a capital gain of €0.6m and was part of the Group's strategy of simplifying its structure.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr
Jean-Yves Icole	33 (0)1 44 86 44 19 jean-yves.icole@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 6745 cimatti@agf.fr

For more financial, strategic and institutional information on the AGF Group, visit our web site at http://www.agf.fr